

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

February 20, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of ALTRIA GROUP, INC. guaranteed by Philip Morris USA Inc., under the Exchange Act of 1934.

- 1.000% Notes due 2023
- 1.700% Notes due 2025
- 2.200% Notes due 2027
- 3.125% Notes due 2031

Sincerely,